Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-275337) and Form F-3 (333-282552) of Solowin Holdings and its subsidiaries (“the Company”) of our report dated September 29, 2025, which appears in the Form 6-K/A of the Company dated September 29, 2025, with respect to the consolidated balance sheets of AlloyX Limited and its subsidiaries as of March 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2025, and the related notes included herein.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 29, 2025	Certified Public Accountants
PCAOB ID No.1171